Exhibit 12.1

Ratio of Earnings to Fixed Charges                    Exhibit 12.1

	Successor						Predecessor
	Year Ended December 31,		Year Ended December 31,		Nine Months Ended December 31,		Three Months Ended March 25,	Years Ended December 31,
	2009		2008		2007		2007	2006	2005
Earnings
- Pre-tax (loss) income from continuing operations	$(512.0)		$(54.7)		$(5.0)		$16.6	$140.6	$49.5
- Fixed charges	159.5		209.9		160.4		17.9	99.7	96.3

Net earnings	$(352.5)		$155.2		$155.4		$34.5	$240.3	$145.8

Fixed Charges
- External interest expense	$141.5		$196.3		$151.0		$—	$—	$—
- Intercompany interest expense, net	—		—		—		15.8	91.6	88.4
- Amortized premiums, discounts and capitalized expenses related to indebtedness	13.1		9.6		7.2		—	—	—
- Estimate of interest expense within rental expense	4.9		4.0		2.2		2.1	8.1	7.9

Total fixed charges	$159.5		$209.9		$160.4		$17.9	$99.7	$96.3

Ratio of earnings to fixed charges(1)	-2.21	X	0.74	X	0.97	X	N/A	N/A	N/A
Deficiency	512.0		54.7		5.0		N/A	N/A	N/A